NYSE Alternext US LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

October 6, 2008

NYSE Alternext US LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Debt Resolve, Inc.

Common Stock, $0.001 Par Value

Commission File Number – 001-33110

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to Section 1003(a)(iv) of the NYSE Alternext US LLC Company Guide (the “Company Guide”) which states that the Exchange will normally consider suspending dealings in, or removing from the list, securities of an issuer that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

2.

The Common Stock (the “Common Stock”) of Debt Resolve, Inc. (the “Company” or “Debt Resolve”) does not qualify for continued listing because the Company reported a stockholders’ deficit of $6.9 million, working capital deficit of $6.5 million and net loss of $7.1 million for the six months ended June 30, 2008.  Furthermore, at June 30, 2008 the Company had cash of $27,000 and through six months had used approximately $1.1 million to fund operating activities.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

By letter dated January 4, 2008, Staff notified Debt Resolve that based on its Form 10-QSB for the period ended September 30, 2007, the Company did not meet one of the Exchange’s continued listing standards.  Specifically, Debt Resolve was not in compliance with Section 1003(a)(iv) of the Company Guide in that it was financially impaired.  The Company was offered the opportunity to submit a plan of compliance detailing actions which it had taken, or intended to take, to regain compliance with the continued listing standards within a maximum of 90 days.  In determining the appropriate plan period, Staff applied Commentary .01 of Section 1009 of the Company Guide, which states that Staff may establish a time period of less than 18 months to regain compliance based on the nature and severity of the deficiency. In this regard, Staff determined that it was appropriate to provide a plan period of three months due to the Company’s severely impaired financial condition and potential risk of insolvency.

(b)

Debt Resolve submitted its plan of compliance to the Exchange on January 6, 2008 and by letter dated January 10, 2008 (the “Plan”), Staff notified representatives of Debt Resolve that it had accepted the Plan, granting the Company an extension until April 4, 2008 to regain compliance (the “Plan Period”).

(c)

Debt Resolve did not regain compliance by the given deadline of April 4, 2008, and despite subsequent representation that resolution was imminent, the Company failed to regain compliance thereafter.

(d)

On June 4, 2008, Debt Resolve was notified of Staff’s determination to initiate delisting proceedings against the Company based on its conclusion that the Company failed to regain compliance with the Exchange’s continued listing standards by the end of the Plan Period (the “Staff Determination”).

(e)

On June 10, 2008, the Company requested, pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination.  A hearing before a Listing Qualifications Panel (the “Panel”) was scheduled for August 27, 2008.

(f)

On August 27, 2008, a hearing, at which the Company was present, was conducted before the Panel.  By letter dated September 11, 2008, the Exchange notified Debt Resolve of the Panel’s decision to deny the Company’s appeal for continued listing of its Common Stock on the Exchange and to authorize delisting proceedings.  The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities review the Panel’s decision within fifteen days.

(g)

The Company did not appeal the Panel’s decision to the Committee on Securities within the requisite time period and had not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.amex.com.  Further, a copy of this application has been forwarded to Mr. Kenneth H. Montgomery, Chief Executive Officer of Debt Resolve, Inc.

/s/

Claudia Crowley
Senior Vice President
Chief Regulatory Officer, NYSE Alternext US LLC

NYSE Regulation, Inc.